FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of November 2002

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant's name into English)

7-1, Shiba 5-chome
Minato-ku, Tokyo, Japan

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC CORPORATION

(Registrant)

By:	/S/ NOBUHITO YAGI

Nobuhito Yagi Associate Senior Vice President and General Manager, Legal Divison

Date: November 20th, 2002

Information furnished on this form:
    -  Current Report concerning a significant subsidiary

Current Report (Summary)

<COVER>     (omitted)

<CONTENTS>

(1) Reason for filing

NEC Corporation (the “Company”) established NEC Electronics Corporation (“NEC Electronics”) on November 1, 2002. As a result, NEC Electronics became a significant subsidiary of the Company and the Company filed a Current Report pursuant to Paragraph 4 of Article 24-5 of the Securities and Exchange Law in Japan as well as pursuant to Item 3 of Paragraph 2 of Article 19 of the Cabinet Office Ordinance.

(2) Matters to be reported

  (i) Outline of the significant subsidiary

    Name: NEC Electronics Corporation

    Place of business: 1753, Shimonumabe, Nakahara-ku, Kawasaki-shi, Kanagawa, Japan

    Name of the representative: Kaoru Tosaka

    Amount of stated capital: 50 billion yen

    Scope of business: Research, development, manufacture, sale and services of semiconductors

   (ii) The total number of voting interests in NEC Electronics held by the Company and its ratio to the total number of voting interests in NEC Electronics before and after the applicable event.

    (a) Number of voting interests held by the Company:

        Before the applicable event:      -

        After the applicable event: 100,000,000

    (b) Ratio to the total number of voting interests:

        Before the applicable event:      -

        After the applicable event: 100%

  (iii) Reason and date of applicable event

    (a) Reason for the applicable event: Establishment of NEC Electronics Corporation

    (b) Date of the applicable event: November 1, 2002